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                      [NICHOLSTXEN CORPORATION LETTERHEAD]

October 4, 1999

Via EDGAR


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Nichols TXEN Corporation.
Registration Statement on Form S-1
Filed January 22, 1999
File No. 333-71031

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, the undersigned registrant, Nichols TXEN Corporation (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement. This request is made because the Company has decided to pursue a strategy that does not involve the offer and sale of its shares to the public. Therefore, the Company has decided not to engage in an initial public offering at this time.

         The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

         If you have questions or comments about the foregoing, please call the undersigned at (205) 437-6000 or Richard J. Marsden of Lanier Ford Shaver &Payne, P.C., the Company's counsel, at (256) 535-1100.

         Very truly yours,

         /s/ Paul D. Reaves

         Paul D. Reaves
         Chief Executive Officer